SECURITIES [illegible] ON

03013032

ANNUAL AUDITED [illegible] T
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49713

PROCESSING
SEC MAIL
RECEIVED
MAR 03 2003
SECTION
WASH., D.C.
3/6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKER FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SMITH STREET
(No. and Street)

NANUET, NEW YORK 10954
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAT WALKER
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP
(Name – *if individual, state last, first, middle name*)

425 BROAD HOLLOW ROAD, SUITE 416, MELVILLE, NEW YORK 11747
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAT WALKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKER FINANCIAL CORP., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pat Walker
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKER FINANCIAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Board of Directors of
Parker Financial Corp
Nanuet, New York

Gentlemen:

We have audited the balance sheet of Parker Financial Corp. as of December 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Parker Financial Corp. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, we have examined the supplementary schedules on pages 7 and 8 and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 25, 2003

PARKER FINANCIAL CORP.

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Current Assets:	
Cash	$ 37,705
Due from Broker - Clearance Account	5,078
Securities	3,000
	45,783
Fixed Assets:	44,998
Accumulated Amortization	39,035
	5,963
Other Assets:	
Organization Costs	4,020
	$ 55,766

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 2,500
Stockholders' Equity:	
Common Stock at Par Value, 100 Shares Issued	100
Additional Paid in Capital	1,054,753
Retained Earnings	(886,587)
Treasury Stock	(115,000)
	53,266
	$ 55,766

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Revenue:	
Commission Income	$ 25,192
Interest Income	1,303
Dividend Income	30
Trading Profit	11,891
Other Income	(170)
	38,246
Expenses:	
Clearing Fees	5,875
Regulatory Fees	6,521
Consulting	85,352
Communication	106,250
Professional Fees	12,946
Office	31,526
Rent	48,251
Insurance	48,590
Miscellaneous	22,590
Taxes	828
Amortization	2,880
Deprecation	6,988
	378,597
Net (Loss)	(340,351)
Deficit: Beginning of Year	(464,186)
Prior Period Adjustment:	(82,050)
Deficit: End of Year	$(886,587)

PARKER FINANCIAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net (Loss)	$(340,351)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	9,868
(Decrease) in Due to Broker	54,903
(Decrease)in Accrued Expenses	(7,458)
Decrease in Securities	90,276
Decrease in Deposits	24,013
Decrease in Deferred Taxes	82,050
Net cash provided by(used for) operating activities	(86,699)
Cash Flows from Investing Activities:	
Loss on Investments	300
Net cash provided by investing activities	300
Cash Flows from Financing Activities:	
Additional paid in capital	172,853
Prior period adjustment	(82,050)
Net cash provided by financing activities	90,803
Net Increase in Cash	4,404
Cash Balance Beginning	33,301
Cash Balance Ending	$ 37,705

PARKER FINANCIAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid in Capital	Deficit	Treasury Stock
Beginning Balance	100	$881,900	$(464,186)	$(115,000)
Capital Contribution		172,853		
Prior Period Adjustment			(82,050)	
Net (Loss)	-	-	(340,351)	-
Ending Balance	100	$1,054,753	$(886,587)	$(115,000)

PARKER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Parker Financial Corp. (The Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.. The company acts as an introducing broker and is engaged in proprietary trading of securities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

NOTE 2 - CONTINGENT LIABILITIES:

Under an agreement with its clearing broker the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2002, the Company had net capital of $42,833, which was less than its requirement of $100,000 by $57,167.

PARKER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 4 - INCOME TAXES

Provision for deferred taxes was been made for the December 2000 net operating loss. As of December 31, 2002, it is not reasonably certain that the net operating loss will be realized in future years. Therefore, the deferral has been reversed.

NOTE 5 - COMMITMENT:

The Company has an agreement to lease office space under an operating lease expiring on December 31, 2003.

One Year	$30,905.00

SUPPLEMENTARY INFORMATION

PARKER FINANCIAL CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

Computation of Net Capital:

1.	Total Ownership Equity	$ 53,266
2.	Less: Ownership Equity not allowed for Net Capital	9,983
		43,283
3.	Less: Haircuts on Securities	450
4.	Net Capital	$ 42,833

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	$ 167
2.	Minimum Dollar Net Capital	100,000
3.	Net Capital Requirement	100,000
4.	Net Capital	42,833
5.	Excess Net Capital	$(57,167)

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 2,500
7.	Non Aggregate Indebtedness	-
		$ 2,500

PARKER FINANCIAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2002

Audited Net Capital	$ 42,833
Net Capital per Focus Part IIA	40,283
Difference	2,550
Securities	3,000
Haircuts	(450)
	$ 2,550

"See Accompanying Notes and Accountants' Report"

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

February 25, 2003

Parker Financial Corp.
Nanuet, New York

Gentlemen:

We have examined the Financial Report of Parker Financial Corp. as required by the National Association of Securities Dealers as of December 31, 2002 and have issued a report thereon dated February 25, 2003. As per of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2002 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2002 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 25, 2003